SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-16730
                                                         Cusip Number: 553570102

                           NOTIFICATION OF LATE FILING

(Check One):

|_| Form 10-K   |_| Form 11-K     |_| Form 20-F   |X| Form 10-Q   |_| Form 10-D
|_| Form N-SAR  |_| Form N-CSR


For Period Ended:  December 31, 2009


|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 11-Q
|_| Transition Report on Form N-SAR

    For The Transition Period Ended:  N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A

                                     PART I
                             REGISTRANT INFORMATION

                         MSGI Security Solutions, Inc.
                           (Full name of registrant)

             Former name if applicable: Media Services Group, Inc.

                   One Market Street, Spear Tower, 36th Floor

                            San Francisco, CA 94105
                    (Address of principal executive office)

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth (5th) calendar day following the prescribed due date; and
      (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the period ending December 31, 2009 cannot be completed by February 16, 2010, without undue hardship and expense to the Registrant. The registrant's Interim Report on Form 10-Q will be filed as soon as practicable, and in no event later than the fifth (5th) calendar day following the prescribed due date.



                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

          Richard J. Mitchell III        (978)           430-9681
          -----------------------        -----           --------
                  (Name)              (Area Code    (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |_| Yes |X| No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          MSGI Security Solutions, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 16, 2010                 By:  /s/ Richard J. Mitchell, III
      -----------------                      ----------------------------
                                        Name:  Richard J. Mitchell, III
                                        Title: Chief Accounting Officer